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                              NVIDIA CORPORATION
                              3535 Monroe Street
                             Santa Clara, CA 95051
                                (408) 615-2500

October 19, 2000

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Securities
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Nvidia Corporation

CIK:    0001045810

Commission File No.     333-33546

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Nvidia Corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto, Commission File No. 333-33546 (collectively, the "Registration Statement"). The Registration Statement originally was filed with the Securities and Exchange Commission (the "Commission") on March 29, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $.001, par value per share (the "Shares"), for resale by the selling shareholders named therein. The proposed maximum offering price was $22,781,250. Due to various market and other conditions, the selling shareholders do not wish to have the Shares registered at this time. Based upon the foregoing, the Registrant is hereby requesting the withdrawal of the Registration Statement. No securities have been sold under the Registration Statement.

Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

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Securities and Exchange Commission
October 19, 2000
Page Two


 If you have any questions regarding the foregoing application for withdrawal, please contact Karyn S. Tucker or Alyssa R. Harvey of Cooley Godward LLP, legal counsel to the Registrant, at (415) 693-2000.

Sincerely,

NVIDIA CORPORATION


/s/ Jen-Hsun Huang
Jen-Hsun Huang
President and Chief Executive Officer